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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 1 TO
                                 SCHEDULE 13E-4
                        RULE 13E-4 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                           PRO-FAC COOPERATIVE, INC.
    -----------------------------------------------------------------------
                                (Name of Issuer)

                           PRO-FAC COOPERATIVE, INC.
    -----------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

           NON-CUMULATIVE PREFERRED STOCK, PAR VALUE $25.00 PER SHARE
    -----------------------------------------------------------------------
                        (Title of Classes of Securities)

                                 Not applicable
    -----------------------------------------------------------------------
                    (CUSIP Number of Classes of Securities)

                               STEPHEN R. WRIGHT
                           PRO-FAC COOPERATIVE, INC.
                                90 LINDEN PLACE
                                  P.O. BOX 682
                           ROCHESTER, NEW YORK 14603
                                 (716) 383-1850
    -----------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                   COPIES TO:
                               KELLY VANCE, ESQ.
                             HOWARD, DARBY & LEVIN
                          1330 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                           TELEPHONE: (212) 841-1000
    -----------------------------------------------------------------------
                                AUGUST 23, 1995
                       (Date Tender Offer First Published
                       Sent or Given to Security Holders)
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                               Page 1 of 5 Pages
                         Exhibit Index begins on Page 4


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                  Pro-Fac Cooperative,  Inc., a New York cooperative corporation
('Pro-Fac'), hereby amends and supplements its Rule 13E-4 Transaction Statement on Schedule 13E-4, originally filed on August 23, 1995 (the 'Statement'), with respect to the offer by Pro-Fac to exchange one share of its Class A Cumulative Preferred Stock, par value $1.00 per share, for each outstanding share of its Non-Cumulative Preferred Stock, par value $25.00 per share, upon the terms and subject to the conditions (as amended hereby) set forth in the Offering Circular dated August 23, 1995 (the 'Offering Circular') and in the related Letter of Transmittal. Capitalized terms used and not defined in this Amendment No. 1 have the meanings assigned to them in the Statement.

Item 1.  Additional Information.

                  The response to Item 8(e) and the information set forth in the Offering Circular under 'The Exchange Offer--Certain Conditions of the Exchange Offer' are hereby amended and supplemented as follows:

                  The phrase 'in Pro-Fac's sole judgment', as set forth in the Offering Circular in subparagraphs (b) and (c) under 'The Exchange Offer--Certain Conditions of the Exchange Offer' is amended to read in its entirety, each time it so appears, 'in Pro-Fac's reasonable judgment.'

Item 2.  Material to be Filed as Exhibits.

(a)(9) Form of Reminder to Preferred Stock Holders, mailed on September 15, 1995 with other ordinary course communications to Pro-Fac's shareholders.

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                                   SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 15, 1995



                                               PRO-FAC COOPERATIVE, INC.


                                               By /s/ Stephen R. Wright
                                                  ------------------------------
                                                  Name:  Stephen R. Wright
                                                  Title: General Manager




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                                 EXHIBIT INDEX

Exhibit
Number     Exhibit Name
-------    ------------

(a)(9)     Form of Reminder to Preferred Stock Holders mailed on
           September 15, 1995.








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